Filed pursuant to Rule 424(b)(3)
File No. 333-119338

    November 20, 2006

SUPPLEMENT DATED NOVEMBER 20, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND OCTOBER PERFORMANCE UPDATE

FUND	OCTOBER	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-0.64%	6.30%		$ 56.1M	$1,132.709
Grant Park Futures Fund Class B Units	-0.71%	5.55%		$308.5M	$ 996.639
TRADING ADVISORS	OCTOBER	2006 YTD	% of Fund
Rabar Market Research (Div)	-2.24%	5.35%	18%
EMC Capital Management (Classic)	0.60%	14.56%	21%
Eckhardt Trading (Global)	0.99%	-6.05%	7%
Graham Capital Management (GDP)	-0.10%	0.80%	7%
Winton Capital Management (Div)	0.97%	5.87%	21%
Saxon Investment Corp (Div)	-1.68%	4.46%	8%
Welton Investment Corporation	-3.12%	6.13%	15%

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Losses were incurred from long positions in the interest rate sector as prices for Japanese government bonds fell after a survey of business conditions there pointed to a more robust economic environment; Eurodollars traded lower after the U.S. Department of Labor reported a drop in the unemployment rate during the month of September.

Citing a weaker housing market and falling energy prices, the U.S. Federal Reserve decided to leave short-term interest rates unchanged resulting in a weakened U.S. dollar and losses to short positions in foreign currency crosses; further pressure was put on the dollar amid speculation that interest rates abroad could rise.

Orange juice short positions lost ground as prices rose after the U.S. Department of Agriculture estimated next year’s crop to be the smallest in 16 years; soybean shorts lost after prices rose on concerns of a possible outbreak of soybean rust.

Gains came from long positions in the global stock indices as the decision by the Federal Reserve to hold rates steady combined with lower energy prices pushed share markets higher. The Hong Kong Hang Seng, S&P Composite Index and German DAX all closed higher for the month.

Metal long positions were profitable as zinc prices rallied when it was reported that inventories of the base metal were at fifteen year lows; nickel prices reached their highest levels in nineteen years after blockades at two mines resulted in falling inventories.

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

Gains to short positions in the energy sector came from reports of increases in crude oil inventories; lower gasoline prices also contributed to profits.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
OCTOBER 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(181,499)	3,672,666	(1,001,219)	17,621,514
Change in Unrealized Income (Loss)	(24,247)	1,490,467	(133,754)	6,978,287
Brokerage Commissions	(16,528)	(205,117)	(91,177)	(1,021,141)
Exchange, Clearing Fees and NFA charges	(25,639)	(269,056)	(141,436)	(1,341,190)
Other Trading Costs	(27,344)	(226,941)	(150,839)	(1,141,335)
Change in Accrued Commissions	(1,721)	(5,662)	(9,492)	(32,252)
Net Trading Income (Loss)	(276,978)	4,456,357	(1,527,917)	21,063,883
Other Income:
Interest, U.S. Obligations	101,847	1,058,807	561,828	5,326,614
Interest, Other	151,659	1,085,113	836,612	5,475,948
Total Income (Loss)	(23,472)	6,600,277	(129,477)	31,866,445
Expenses:
Incentive Fees to Trading Managers	32,935	473,451	181,683	2,349,780
Administrative Fees	11,871	117,796	65,491	589,320
O&O Expenses	9,498	94,237	157,178	1,414,367
Brokerage Expenses	287,303	2,850,666	1,702,762	15,322,311
Illinois Replacement Tax	0	0	0	0
Total Expenses	341,607	3,536,150	2,107,114	19,675,778
Net Income (Loss)	(365,079)	3,064,127	(2,236,591)	12,190,667
Statement of Changes in Net Asset Value
Beginning Balance	55,651,830	54,403,647	304,714,757	235,494,172
Additions	1,330,000	7,906,180	9,619,853	94,321,481
Net Income (Loss)	(365,079)	3,064,125	(2,236,591)	12,190,667
Redemptions	(541,078)	(9,298,279)	(3,645,231)	(33,553,532)
Balance at OCTOBER 31, 2006	56,075,673	56,075,673	308,452,788	308,452,788
Total Units Held at End of The Period		49,505.81981		309,492.99370
Net Asset Value Per Unit		1,132.709		996.639
Rate of Return	-0.64%	6.30%	-0.71%	5.55%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP